1701 Market Street	Morgan, Lewis
Philadelphia, PA 19103-2921	& Bockius LLP
215.963.5000	Counselors at Law
Fax: 215.963.5001

John J. O’Brien

Associate

215.963.4969

jobrien@morganlewis.com

September 28, 2011

FILED AS EDGAR CORRESPONDENCE

Ms. Deborah O’Neal-Johnson

Ms. Laura Hatch

U.S. Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, DC 20549

Re:                               Post-Effective Amendment for SEI Institutional Investments Trust (File Nos. 033-58041 and 811-07257)

Dear Ms. O’Neal-Johnson and Ms. Hatch:

On behalf of our client, SEI Institutional Investments Trust (the “Trust” or “SIIT”), this letter responds to the comments you provided via telephone on September 12, 2011, regarding the Trust’s post-effective amendment No. 54, under the Securities Act of 1933, as amended (the “1933 Act”), and No. 55, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its registration statement filed with the SEC on July 29, 2011 pursuant to Rule 485(a) under the 1933 Act as part of the Trust’s annual update to its registration statement. Below, we have briefly summarized your comments and questions, followed by our responses.

1.                                      Comment.                                         Please clarify the term “net assets” as used in the Large Cap Fund’s principal investment strategies and throughout the Prospectus.

Response.                                         In response to your comment, we have replaced the term “net assets” with “net assets (plus the amount of any borrowings for investment purposes)” in the principal investment strategy of each Fund subject to Rule 35d-1.

2.                                      Comment.                                         With respect to the Large Cap Diversified Alpha Fund, please confirm that the Fund’s derivatives disclosure in both its principal investment strategies and principal risks is consistent with the observations of the SEC staff with respect to derivatives-related disclosure by investment companies set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management of the U.S. Securities and Exchange Commission to Karrie McMillan, General Counsel, Investment Company Institute (“Miller Letter”), dated July 30, 2010 (http://www.sec.gov/ divisions/investment/guidance/ici073010.pdf).

Response.                                         In response to your comment, we have reviewed the Fund’s disclosure against the observations set forth in the Miller Letter and made revisions where appropriate.

3.                                      Comment.                                         Please confirm that the Large Cap Diversified Alpha Fund covers the full notional value of credit default swaps sold (written) by the Fund.

Response.                                         If the Fund writes (sells) a credit default swap, then the Fund will, during the term of the particular swap agreement, cover the full amount owed to the counterparty under the swap agreement upon the occurrence of a credit default event, as defined under the terms of the particular swap agreement, and less any offsetting positions.

4.                                      Comment.                                         Please clarify whether the Small Cap Fund’s investments in REITs and large cap securities are part of its 20% basket.

Response.                                         In response to your comment, we have revised the Fund’s disclosure to clarify that the Fund’s investments in small capitalization securities may include investments in REITs and that the Fund may invest in large cap securities as part of its 20% basket.

5.                                      Comment.                                         Please clarify whether the U.S. Managed Volatility Fund invests at least 80% of its assets in U.S. securities.

Response.                                         In response to your comment, we have amended the Fund’s principal investment strategies disclosure to state that the Fund will invest, under normal circumstances, at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in equity securities of U.S. companies of all capitalization ranges.

6.                                      Comment.                                         With respect to the Screened World Equity Ex-U.S. Fund, please explain how the Fund determines whether a portfolio company is foreign.

Response.                                         The Fund relies on the well-recognized MSCI International Equity Indices to determine whether a portfolio company is foreign or not. According to the Index Construction Objectives, Guiding Principles and Methodology for the MSCI Global Investable Market Indices, “[e]ach of the securities followed in the MSCI index universe is classified in one and only one country. The country classification of a security is generally determined by the country of incorporation of the issuing company and the primary listing of the security. This approach determines the country classification of the vast majority of securities.  In the few cases where a company is incorporated in one country while its securities have a primary listing in a different country, additional factors need to be considered to determine the country classification.”

7.                                      Comment.                                         Please explain how the Emerging Markets Equity Fund determines whether an issuer is an emerging market issuer.

Response.                                         In response to your comment, we have included the following disclosure in the Fund’s principal risks: “Emerging market countries are countries that the World Bank classifies as low, low-middle and upper-middle income countries.”

8.                                      Comment.                                         Please confirm that the Global Equity Fund will invest, under normal circumstances, at least 40% of its assets in non-U.S. securities and, in any event, no less than 30% of its assets in non-U.S. securities.

Response.                                         In response to your comment, we have revised the Fund’s disclosure to state: “At least 30% of the Fund’s assets will be invested in non-U.S. issuers at any time and it is generally expected that approximately 50% of the Fund’s assets will be invested in non-U.S. issuers consistent with the Fund’s benchmark.”

9.                                      Comment.                                         Please review the Global Equity Fund’s investment in derivatives disclosure to ensure that it complies with the Miller Letter.

Response.                                         In response to your comment, we have reviewed the Fund’s disclosure against the observations set forth in the Miller Letter and made revisions where appropriate.

10.                               Comment.                                         Please refer to “non-investment grade fixed income securities” as “junk bonds” in the principal investment strategies disclosure of the Enhanced LIBOR Opportunities Fund.

Response.                                         In response to your comment, we have included parallel references to “junk bonds” throughout the Prospectus to accompany discussion of non-investment grade fixed income securities.

11.                               Comment.                                         Please include an explanation of duration in the principal investment strategies disclosure of the Enhanced LIBOR Opportunities Fund.

Response.                                         In response to your comment, we have added the following explanation to the disclosure in the Prospectus wherever duration is discussed: “Duration is a measure of the expected life of a fixed income security that is used to determine the sensitivity of a security’s price to changes in interest rates.”

12.                               Comment.                                         According to the Trust’s annual report, more than 52% of the Enhanced LIBOR Opportunities Fund’s assets were invested in an affiliated partnership as of the date of the annual report.  Please revise the Fund’s principal investment strategies disclosure to include investments in other investment companies.

Response.                                         We note that the Fund’s investments in the SEI LIBOR Plus Portfolio are currently disclosed in each of the “More Information About Fund Investments” and the “Sub-Advisers and Portfolio Managers” sections of the Trust’s current effective Prospectus, dated September 30, 2010, as supplemented.  Nonetheless, in response to your comment, we have moved this disclosure to the Fund’s principal investment strategies in the Fund Summary section of the Prospectus.

13.                               Comment.                                         There is no information in the Trust’s annual report about the SEI LIBOR Plus Portfolio.  Please confirm that the LIBOR Plus Portfolio’s investment strategies are consistent with the investment objectives of the Enhanced LIBOR Opportunity Fund.

Response.                                         We confirm that the Enhanced LIBOR Opportunity Fund’s investment in the SEI LIBOR Plus Portfolio is consistent with the Fund’s investment objectives.

14.                               Comment.                                         Please include disclosure regarding the speculative nature of investing in junk bonds in the principal risks of the Enhanced LIBOR Opportunities Fund.

Response.                                         In response to your comment, we have supplemented the applicable Funds’ principal risks disclosure to state:

Below Investment Grade Securities Risk — Fixed income securities rated below investment grade (junk bonds) involve greater risks of default or downgrade and are more volatile than investment grade securities because the prospect for repayment of principal and interest of many of these securities is speculative.

15.                               Comment.                                         Please state how the Emerging Markets Debt Fund determines whether an issuer is an emerging market issuer.

Response.                                         In response to your comment, we have included the following disclosure in the Fund’s principal risks: “Emerging market countries are countries that the World Bank classifies as low, low-middle and upper-middle income countries.”

16.                               Comment.                                         The Ultra Short Duration Bond Fund’s principal investment strategy indicates that it may invest in one or more SEI-sponsored funds.  If applicable, please add acquired fund fees and expenses to the Fund’s expense table.

Response.                                         In response to your comment, we have reviewed the Fund’s investment in SEI-sponsored funds and confirmed that the Fund did not incur acquired fund fees and expenses during the 2010 fiscal year.  As such, we have not made any changes to the Fund’s expense table.

17.                              Comment.                                         If applicable, please state in the “More Information About Fund Investments” section of the Prospectus whether the Funds’ goals can be changed without shareholder approval.

Response.                                         Item 9(a) of Form N-1A only requires a registrant to state, “if applicable,” that its objectives may be changed without shareholder approval.  As required, this section of the Prospectus states that the investment goal of the Ultra Short Duration Bond Fund can be changed without shareholder approval. Because the other Funds’ investment goals may not be changed without shareholder approval, we have not made any changes to the disclosure in the “More Information About Fund Investments” section of the Prospectus with respect to these funds.

18.                               Comment.                                         Please disclose any minimum subsequent investment requirements of the Funds.

Response.                                         Item 6(a) of Form N-1A requires a registrant to disclose its minimum initial or subsequent investment requirements. Because no Fund imposes a minimum amount for subsequent investments, we have not made any changes to the current disclosure in the Prospectus.

19.                               Comment.                                         In the Trust’s Statement of Additional Information, please consider amending the Funds’ fundamental investment policies to replace references to “physical commodities” with “commodities,” pursuant to Item 16(c)(1)(v) of Form N-1A and Section 8(b)(1)(F) of the 1940 Act.

Response.                                         Because a Fund’s fundamental policies may not be altered without a majority vote of the Fund’s shareholders, we are unable to make any changes to this policy at this time, but have taken your comment under advisement.

Please note that the Trust will submit responses to the remainder of the comments you provided during our conversation on September 12, 2011, which were focused on the Trust’s annual report filing on Form N-CSR, in a separate Correspondence filing.

I hereby acknowledge on behalf of, and with the express authority granted by, the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-4969.

Very truly yours,

/s/ John J. O’Brien
John J. O’Brien